

May 1, 2020

Yuan Xu, Ph.D.
Chief Executive Officer
Legend Biotech Corporation
2101 Cottontail Lane
Somerset, NJ 08873

> **Re: Legend Biotech Corporation**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted April 20, 2020**
> **CIK No. 0001801198**

Dear Dr. Xu:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Prospectus Summary, page 1

1. We note your response to prior comment 3. Given that it appears these completed Phase 1 trials were designed to establish a dose level and assess overall safety, please clarify in your disclosure the extent which you can rely on observations relating to efficacy in future regulatory filings with the FDA.

Risk Factors
Adverse side effects or other safety risks associated with our product candidates could delay or preclude approval..., page 25

2.   We note your response to prior comments 2 and 6 and your revised summary disclosure relating to adverse events. Please revise the summary to clearly disclose that one patient died of a CAR-T related toxicity as a result of CRS.

Our Programs, page 119

3.   We note your response to prior comment 11. For your completed clinical trials, please revise the summary and business sections to describe the primary and secondary endpoints.

Competition, page 142

4.   We note your response to prior comment 11. Please further revise your discussion of competitive conditions by describing the current landscape for patent protections in your industry. In this regard, we note that across several risk factors on pages 53 to 62 you highlight risks stemming from existing third party patents and patent applications, including that you are aware of certain patents owned or controlled by potential competitors by third parties with claims that could be construed to cover certain of your product candidates, including LCAR-B38M/JNJ-4528. In your discussion of the competitive landscape, identify specific patents and patent applications, if material, as well as their holders/applicants or advise.

Consolidated Statements Of Profit Or Loss And Other Comprehensive Income, page F-3

5.   Please revise the loss per share of $1.39 cents and $66.49 cents to avoid confusion with $1.39 and $66.49 and to be consistent with the presentation on pages 11 and 99 ($0.01 and $0.66) and since fractions of cents do not exist.

5. Revenue, Other Income and Gains, page F-29

6.   We reiterate part of comment 16 as your response does not explain how you determined the amounts recognized:
- you state in your response "The Company respectfully advises the Staff that the amount recognized for the license at inception was $30 million." Please tell us how the amount recognized in 2017 of $22,209,000 presented in Note 5 to the financial statements in the Form DRS submitted March 9, 2020 was determined;
- explains how you determined the $7,570,000 of revenue for the license in 2018 shown in Note 5 to the financial statements; based on your response we would expect the amount of revenue related to the license in 2018 would be $0 since there was no change in the transaction amount allocated to the license of $30 million;
- explains how you determined the $40,534,000 of revenue for joint steering committee

Yuan Xu, Ph.D.
Legend Biotech Corporation
May 1, 2020
Page 3

in 2018 shown in Note 5; and
- quantifies standalone selling prices and how selling prices were determined, and explains why the largest portion of the transaction price is allocated to the joint steering committee and not the license.

Note 20 Contract Liabilities, page F-43

7. Tell us the components of the $204,410,000 balance of contract liabilities at January 1, 2018 and when each component was received. We understand that the first payment of $350 million was received during 2018.

Note 32. Statement of Financial Position of the Company, page F-59

8. You state on page F-60 "Information about the statement of financial position of the Company at the end of the reporting period was prepared using the same accounting policies as set out in the Company's consolidated financial statements except that the parent company accounts for its investments in subsidiaries, using the cost method." Please tell us your basis for using the cost method and revise as necessary.

You may contact Jenn Do at 202-551-3743 or Lisa Vanjoske at 202-551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Mark Ballantyne, Esq.